Maslon Edelman Borman & Brand, LLP 3300 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402 (612) 672-8200
July 8, 2005	Christopher J. Melsha Direct Phone: 612-672-8343 Direct Fax: 612-642-8343 Chris.Melsha@maslon.com

Via Edgar Transmission

Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459

Re:	VioQuest Pharmaceuticals, Inc.
Preliminary Proxy Statement

Dear Sir/Madam:

On behalf of our client, VioQuest Pharmaceuticals, Inc. (the “Company”), please find attached for filing with the Commission the Company’s preliminary proxy statement on Schedule 14A in connection with a planned special meeting of shareholders to consider a proposal to reincorporate the Company under the laws of the State of Delaware.

Please do not hesitate to contact the undersigned (612/672-8343) with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ Christopher J. Melsha

Enclosure